APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Green Mama LLC
Balance Sheet - unaudited
For the period ended 5/21/2019

	21-May-19
ASSETS	
Current Assets:	
Cash	$ 200.00
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Total Current Assets	200.00
Fixed Assets:	
Furniture and Equipment	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ 200.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	200.00
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	200.00
TOTAL LIABILITIES & EQUITY	**$ 200.00**
Balance Sheet Check	-